UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32590

COMMUNITY BANKERS TRUST CORPORATION

(Exact name of registrant as specified in its charter)

c/o United Bankshares, Inc.

P.O. Box 393

300 United Center

500 Virginia Street, East

Charleston, West Virginia 25301

(304) 424-8800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Effective December 3, 2021, Community Bankers Trust Corporation merged with and into United Bankshares, Inc., with United Bankshares, Inc., as the surviving corporation in the merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, United Bankshares, Inc. (as successor by merger to Community Bankers Trust Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 13, 2021	By:	/s/ W. Mark Tatterson
W. Mark Tatterson
Executive Vice President and Chief Financial Officer